UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Chesapeake Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

165159104

(CUSIP Number)

Brian M. Kabot
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Gerald T. Nowak

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

July 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165159104

1.	Names of Reporting Persons SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104

1.	Names of Reporting Persons Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 165159104

1.	Names of Reporting Persons Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104

1.	Names of Reporting Persons Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104

1.	Names of Reporting Persons Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104

1.	Names of Reporting Persons Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 165159104

1.	Names of Reporting Persons Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,239,273 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,239,273 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,273 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on August 13, 2007, as amended by Amendment No. 1 previously filed on August 21, 2007, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $1.00 per share (the “Common Stock”) of Chesapeake Corporation, a Virginia corporation (the “Issuer”) as follows:

Item 5.	Interest in Securities of the Issuer.

(a)–(b)

On July 25, 2008, the Reporting Persons sold shares of Common Stock decreasing the total number of shares owned by the Reporting Persons to 1,633,873 shares of Common Stock, or approximately 7.9% of the Issuer’s outstanding Common Stock. As of the date hereof, the Reporting Persons beneficially own, and have shared power to vote and shared disposition over, 1,239,273 shares of Common Stock, or approximately 6.0% of the Issuer's outstanding Common Stock.

(c)

There have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days except for the following transactions: (i) on July 23, 2008 the Reporting Persons sold 17,713 shares of Common Stock at an average price per share of $2.03, decreasing the total number of shares owned by the Reporting Persons to 1,943,938 shares of Common Stock, (ii) on July 24, 2008 the Reporting Persons sold 50,000 shares of Common Stock at an average price per share of $1.90, decreasing the total number of shares owned by the Reporting Persons to 1,893,938 shares of Common Stock, (iii) on July 25, 2008 the Reporting Persons sold 260,065 shares of Common Stock at an average price per share of $2.05, decreasing the total number of shares owned by the Reporting Persons to 1,633,873 shares of Common Stock, (iv) on July 28, 2008 the Reporting Persons sold 134,700 shares of Common Stock at an average price per share of $1.84, decreasing the total number of shares owned by the Reporting Persons to 1,499,173 shares of Common Stock, (v) on July 29, 2008 the Reporting Persons sold 121,300 shares of Common Stock at an average price per share of $1.81, decreasing the total number of shares owned by the Reporting Persons to 1,377,873 shares of Common Stock, and (vi) on July 30, 2008 the Reporting Persons sold 138,600 shares of Common Stock at an average price per share of $1.74, decreasing the total number of shares owned by the Reporting Persons to 1,239,273 shares of Common Stock.

Item 6.	Material to be Filed as Exhibits

	Exhibit A	Joint Filing Agreement, dated July 30, 2008, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
	Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated: July 30, 2008	*By:	/s/ Brian M. Kabot	Attorney in Fact
Brian M. Kabot

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: July 30, 2008	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
	Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated: July 30, 2008	*By:	/s/ Brian M. Kabot	Attorney in Fact
Brian M. Kabot